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SECURITIES AND EXCHANGE COMMISSION

RECEIVED

SEP 1 1 2008

DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____07/01/2007_____ AND ENDING _____06/30/2008_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Indiana Merchant Banking & Brokerage Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Circle Tower, 55 Monument Circle, Suite 715
(No. and Street)

Indianapolis,   IN   46204
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN **REGARD TO THIS REPORT**
Michael C. Grady   (317) 637-4844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price & Gartrell, P.C.
(Name — if individual, state last, first, middle name)

8465 Keystone Crossing, Ste 195 Indianapolis, IN   46240
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

I, Michael C. Grady_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Indiana Merchant Banking and Brokerage Co., Inc._____, as

of __June 30_____, 20 08___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

_____
Notary Public

Marion Co. Indiana
Expires 11-18-15

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule I 5c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (in) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INDIANA MERCHANT BANKING
AND BROKERAGE CO., INC.
FINANCIAL STATEMENT

JUNE 30, 2008

CONTENTS

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Indiana Merchant Banking and Brokerage Co., Inc.
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Indiana Merchant Banking and Brokerage Co., Inc., as of June 30, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of Indiana Merchant Banking and Brokerage Co., Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

July 28, 2008

Stephen D. Price, C.P.A.   Frank T. Crislip Jr., C.P.A.
H. Lynn Gartrell, C.P.A.   Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

Cash in bank	$	13,354
Cash - Clearing Firm		10,012
Accounts receivable		84
Federal and Indiana refundable income tax		3,589
Due from affiliate		42,966
TOTAL ASSETS	$	70,005

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	225
TOTAL LIABILITIES		225

Stockholder's equity:
Common stock, no par value

1,000 shares issued and outstanding	5,000
Additional paid-in capital	38,128
Retained earnings	26,652
TOTAL STOCKHOLDER'S EQUITY	69,780

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	70,005

See accompanying notes to financial statement.

-2-

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

INCOME

Commissions	$	697,376
Gain on sale of stock		35,000
Interest		4,966
		737,342

OPERATING EXPENSES

Management fees	667,359
Licenses and fees	37,283
Sundry other	29,728
	734,370
Net income before income taxes	2,972
Provision for federal income taxes	641
NET INCOME $	2,331

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2008

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS
Balance at July 1, 2007	$ 5,000	$ 38,128	$ 24,321
Net income	-	-	2,331
Balance at June 30, 2008	$ 5,000	$ 38,128	$ 26,652

See accompanying notes to financial statement.

-4-

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2008

Cash flows from operating activities:		
Net income	$	2,331
Changes in assets and liabilities		
Decrease in amount due from affiliate		2,359
Increase in accounts receivable		(84)
Decrease in amount at clearing firm		21
Increase in refundable income taxes		(3,588)
Decrease in accounts payable		(4,225)
Decrease in commissions payable		-
Decrease in cash from operating activities		(3,186)
Cash at beginning of year		16,540
Cash at end of year	$	13,354

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a registered broker-dealer under the Securities Exchange Act of 1934.

2. CAPITAL REQUIREMENTS

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital as defined under Rule 15c3-1. At June 30, 2008, the Company had net capital of $21,814.

3. EXEMPTION FROM RULE 15c3-3

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company meets the exemptive provisions of Rule 15c3-3.

4. RELATED PARTY TRANSACTIONS

The Company utilizes the offices, equipment and personnel of a related company and, accordingly, pays such company management fees. Both companies have the same stockholder.

5. INCOME TAXES

At June 30, 2008, the provision for income taxes consists of the following components:

Federal	$ 396
State	245
	$ 641

See accompanying notes to financial statements.

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
COMPUTATION OF NET CAPITAL
JUNE 30, 2008

Net worth	$	69,780
Less: Non-allowance assets		(42,966)
Net capital		26,814
Less: minimum capital requirement		(5,000)
Excess capital	$	21,814

With respect to the computation of net capital under rule 15c3-1, no material differences exist between the computation herein and the respondent's corresponding determination filed for the quarter ended June 30, 2008.

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Indiana Merchant Banking and Brokerage Co., Inc.
Indianapolis, Indiana

     We have examined the financial statements of Indiana Merchant Banking and Brokerage Co., Inc. for the year ended June 30, 2008 and have issued our report thereon dated July 28, 2008. As part of our examination, we made a study and evaluation of the company's system of internal accounting control, (which includes the procedures for safeguarding securities), to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

     We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in Section 4 (c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

     The management of the Company is responsible for establishing and maintaining an internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Stephen D. Price, C.P.A.	Frank T. Crislip Jr., C.P.A.
H. Lynn Gartrell, C.P.A.	Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Indiana Merchant Banking and Brokerage Co., Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the Commission's objectives. In addition, no facts came to our attention that would indicate that conditions of the exemption from the rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the Securities and Exchange Commission, and should not be used for any other purpose.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

JULY 28, 2008

END